Filed Pursuant to Rule 433
Registration No. 333-161168
October 11, 2011

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated October 11, 2011)

Issuer:	Mississippi Power Company
Security:	Series 2011B 4.75% Senior Notes due October 15, 2041
Expected Ratings:*	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$150,000,000
Public Offering Price:	99.921%
Maturity Date:	October 15, 2041
Treasury Benchmark:	4.375% due May 15, 2041
US Treasury Yield:	3.105%
Spread to Treasury:	+165 basis points
Re-offer Yield:	4.755%
Make-Whole Call:	T+25 basis points
Coupon:	4.75%
Interest Payment Dates:	April 15 and October 15 of each year, beginning April 15, 2012
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	605417BY9 / US605417BY93
Trade Date:	October 11, 2011
Expected Settlement Date:	October 19, 2011 (T+6)
Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Scotia Capital (USA) Inc.
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Fifth Third Securities, Inc. Credit Agricole Securities (USA) Inc.
Concurrent Offering:
$150,000,000 of Mississippi Power Company’s Series 2011A 2.35% Senior Notes due October 15, 2016, expected to be issued on October 19, 2011.  The closing of the offering of the Series 2011B Notes hereby is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by calling Mississippi Power Company collect at 1-404-506-0791, Barclays Capital Inc. toll-free at 1-888-603-5847, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.